OFFICE OF THRIFT SUPERVISION

Reaffirmation of Denial of
Applications to Amend Bylaws

Order No.: **2010-01**
Date: **January 14, 2010**
Docket Nos.: **02454, H-2730, H-2811**

In Order No. 2008-34 (September 26, 2008), the Office of Thrift Supervision (OTS) denied applications (Applications) submitted by Columbia Bank MHC (MHC), Columbia Financial, Inc. (Company), and Columbia Bank (Association), all of Fair Lawn, New Jersey (collectively, Columbia), to amend their bylaws to include: (i) a perpetual prohibition on service as a director if a person has been subjected to certain cease and desist orders issued by a banking agency, and a related provision prohibiting a person who is prohibited from serving as a director from nominating anyone to be a director; and (ii) a provision requiring that each director be a resident of New Jersey. On October 27, 2008, Columbia submitted a request for reconsideration of the denial (Request).

Background

The Association is a federally chartered stock savings association that completed its reorganization into a mutual holding company structure in 1997. The Company, a state-chartered stock corporation, that is the mid-tier holding company, holds all of the Association's stock.[1] The MHC, a federally chartered mutual holding company, owns all of the Company's common stock.

The OTS Applications Handbook provides that a formal request for reconsideration of agency action must be filed within 30 calendar days of an OTS decision on the application. The request for reconsideration must contain a statement of the reasons why the applicant disagrees with the OTS decision; a description of any applicable statutes, regulations, policies or procedures on which the applicant relies; and copies of any supporting documents. The Request was filed within 30 days after OTS denied the Applications, and the request contains the applicable statements.

Discussion

Sections 575.9(a)(4) and 575.14(c)(3) require, respectively, that mutual holding companies and subsidiary mutual holding companies have bylaws that conform to 12 C.F.R. § 544.5 (the bylaw provisions that are applicable to federal mutual savings associations), and 12

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[1]   As a condition to approving the Company's acquisition of the Association, OTS required that the Company receive OTS's non-objection to any proposed amendments to its bylaws. See Condition 12 of OTS Order No. 97-14 (March 3, 1997). Because the Company is in the position of a subsidiary mutual holding company, OTS is reviewing its proposed bylaw amendments on the same basis as OTS would review proposed bylaw amendments by a federally chartered subsidiary mutual holding company.

C.F.R. § 552.5 (the bylaw provisions that are applicable to federal stock savings associations). In addition, an underlying federal savings association in a mutual holding company structure must have bylaws that conform to section 552.5, except where otherwise approved by OTS.[2] Sections 544.5 and 552.5 permit deviations from the model bylaws in certain circumstances, with OTS approval. OTS has discretion to disapprove bylaws that would render more difficult or discourage a merger, proxy contest, the assumption of control by an account holder of a mutual association or a holder of a large block of a stock association's stock, or the removal of incumbent management, and to disapprove bylaws that are inconsistent with the requirements of applicable laws, rules, regulations, or an association's charter.[3]

In its 2008 denial of the Applications, OTS determined not to permit Columbia to impose director qualification requirements of the type they proposed. When OTS denied the Applications, OTS reasoned that the prohibition on nominating a director diminished the property rights that stockholders otherwise obtain when they acquire stock or that members obtain when they become members of a federal mutual holding company, particularly where there was no prior notice of such potential for diminution to the affected stockholders or members. OTS further indicated that the proposed restriction is not consistent with affording stockholders and members a fair opportunity to nominate candidates for boards of directors. The OTS decision also noted that it is doubtful that a stockholder or member with "bad" character would, simply by nominating a person of "good" character for the board of an entity, damage the reputation of or otherwise adversely affect the entity. The decision also noted that the provision could easily be evaded by having some other member or stockholder make that nomination. In light of the foregoing the decision stated that proposed prohibition appeared to exhibit management's lack of trust of the stockholders or members whom they are supposed to serve. The OTS decision further stated that a perpetual prohibition precluded the possibility of rehabilitation and that, over time, governmental sanctions may become less relevant to a person's suitability to serve as a director. Finally, the decision noted that a reasoned legal opinion had not been provided by the applicants to support their assertion that the restrictions on service and nomination were acceptable under either New Jersey or Delaware law and that in the absence of definitive legal research, it appeared that those state laws might either permit or prohibit the proposed provision. OTS concluded that the proposed bylaw inappropriately entrenched management.

With regard to the geographic limitation on board membership, OTS indicated that such an exclusion could prevent a board from bringing on board members with particular expertise necessary to deal with a business crisis and could impair the entities' ability to raise necessary capital from persons or entities that might want board representation to protect their investments. OTS pointed out that although Columbia still had the ability to nominate and elect only persons who lived in New Jersey, they could not present an absolute bar to service by persons who live elsewhere.

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[2]   See also 12 C.F.R. § 575.9(b) (2009).
[3]   See 12 C.F.R. §§ 544.5(c)(1) and 552.5(b)(1)(i) (2009).

Columbia has proposed bylaws that include director integrity requirements that are more restrictive than are currently permitted pursuant to OTS's pre-approved integrity bylaw.[4] The OTS pre-approved bylaw does not restrict nominations for directors by persons who are subject to the integrity factors set forth in the pre-approved bylaw. In addition, the pre-approved bylaw contains a ten-year restriction prohibiting service on a board of directors if a person has been subjected to certain cease and desist orders issued by a banking agency. The proposed bylaw makes that disqualification perpetual. In addition, the proposed bylaws would restrict service on the board of directors of each of the Columbia entities only to residents of New Jersey.

Columbia has provided the following reasons as to why it believes OTS should reconsider its disapproval of Columbia's application to adopt the two proposed bylaws.

First, for the proposed integrity bylaws Columbia argues: (1) the proposed provision is the same as that contained in the optional integrity bylaw provision that OTS proposed in February 2006,[5] and American Savings Bank's (ASB) bylaw that OTS approved in March 2005,[6] and OTS has not explained its change in position; (2) OTS never told Columbia to submit a reasoned legal opinion to support the applications for the proposed bylaw, and Columbia's applications did contain a discussion of the relevant law; and (3) the Request contains a discussion that demonstrates that corporate law, cited below, would permit the proposed bylaw.

Second, for the proposed residency provision Columbia argues: (1) the provision is in the best interests of the Columbia entities and their stakeholders, because most of Columbia's deposits are generated in and most of its loans are made in New Jersey; (2) OTS's concern with regard to possible problems at Columbia is based on hypothetical situations which have no basis in reality; (3) the bylaw would not prevent Columbia from obtaining any necessary assistance because (a) within the New Jersey population there are sufficient persons with the necessary expertise to deal with any business crisis that might arise, and (b) if it were needed, Columbia would immediately amend its bylaws to remove the requirement that all board members reside in New Jersey; (4) corporate law (Del Law (Section 141(b), and the Model Business Corporation Act (MBCA) (Section 8.02) and New Jersey law (NJSA 14A:6-1)) would permit the proposed bylaw and therefore it should be approved as an exercise of the board's business judgment; (5) OTS regulations authorize inclusion of director qualifications in the bylaws; and (6) if Columbia were to go to the public markets for capital, OTS regulations would prohibit selling an interest to an investor in an amount that would warrant a board seat as part of such investment, and therefore, OTS's reasoning is not pertinent to Columbia's situation.

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[4]   See Section 410 of the Applications Handbook.
[5]   See 71 FR 7695, February 14, 2006. OTS withdrew that proposal in 2007. See 72 FR 72264, December 20, 2007.
[6]   See OTS Order 2005-13 (March 17, 2005).

OTS has considered the justifications provided by Columbia in support for its request for reconsideration and is not persuaded by those arguments. OTS has discretion to deny adoption of any proposed bylaw for a mutual holding company that is inconsistent with section 544.5 of OTS's regulations. Similarly, OTS has discretion to deny applications to adopt proposed bylaws by stock companies for policy reasons, when the agency has already set forth what is permissible by regulation or other written opinion, or for reasons of safety and soundness, or because the proposed bylaws are inconsistent with the purposes underlying OTS's regulations.

Management can choose not to nominate any particular person for a seat on the board of directors. Therefore, even without adoption of the proposed bylaws, management may choose not to nominate a person who it finds unacceptable. Thus, the proposed bylaws would have the effect of limiting the ability of persons who are not aligned with management from being nominated or from nominating persons in opposition to management. Accordingly, in our opinion, it is appropriate to treat the proposed bylaws as antitakeover provisions.[7] In doing so, the agency may consider the proper balance between the management and the owners of the respective companies.

Integrity Bylaw

Federal savings associations and federally chartered mutual holding companies already may adopt a pre-approved bylaw that addresses the integrity of directors. The proposed bylaw differs from the pre-approved bylaw in two significant ways. First, the bylaw that Columbia has proposed would prohibit persons who are themselves prohibited from serving as a director from nominating an otherwise-qualified person to serve. Second, the bylaw that Columbia has proposed would establish a lifetime prohibition on director service, rather than a ten-year prohibition for someone ever subjected to certain cease and desist orders.

Columbia makes a number of arguments in support of its conclusion that the proposed bylaw should be authorized. However, Columbia does not attempt to deal with many of the reasons OTS gave as grounds for denying Columbia's proposal. The Request does not demonstrate that the proposed restriction is consistent with affording stockholders and members a fair opportunity to nominate candidates for boards of directors or show that a stockholder or member with "bad" character would, simply by nominating a person of "good" character for the board of an entity, damage the reputation of or otherwise adversely affect the respective entity. Moreover, the Request fails to deal with the conclusion that the proposed provision limiting nominations could easily be evaded by having some other member or stockholder make the nomination. In addition, the Request does not refute the conclusion that a perpetual prohibition precludes the possibility of rehabilitation and that, over time, governmental sanctions may

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[7]   It is arguable that antitakeover provisions should not be a concern for an entity such as the Company, which is currently a wholly owned subsidiary of the MHC. The Company, however, has the ability to issue stock in the future. Moreover, it has been common for subsidiary holding companies in mutual holding company structures to have antitakeover charter and bylaw provisions in place long before engaging in a public stock issuance.

become less relevant to a person's suitability to serve as a director. Thus, even if Columbia's arguments on those points it disputes in the Request were correct, they would not necessarily compel OTS to reverse its decision to deny the Applications. However, as we discuss below, those arguments that Columbia has posited are erroneous.

Columbia asserts that the proposed integrity provision is the same as the optional integrity bylaw that OTS "endorsed" in a notice of proposed rulemaking and that it subsequently withdrew, and also the same as a bylaw that OTS approved in the ASB matter. Columbia further asserts that OTS has now changed its position without explanation. Columbia misperceives OTS's position and the purpose of notice and comment rulemaking. As we noted in our prior opinion in this matter, after approving the ASB proposed bylaw, OTS received a number of requests for approvals of similar bylaw provisions, and OTS determined to undertake a broader review of the relevant issues, including obtaining input from the public. Thus, in 2006, OTS issued a notice of proposed rulemaking, setting forth OTS's preliminary, tentative views on the subject and inviting interested parties to provide input into the agency's decision making process. After receiving public comments and studying the matter, OTS determined that its preliminary view was overstated, and for the reasons stated in OTS's denial of Columbia's Applications, OTS concluded to terminate the rulemaking and to not follow the approach taken in the ASB matter. Therefore, OTS has already explained why it changed its position from the one taken in the ASB matter. As for any position taken in adopting regulations, the only definitive OTS statement of position is the one taken in promulgating a regulation in 2001[8] that permitted federal savings associations to adopt a directors' integrity bylaw that does not include the provisions at issue here.

Columbia also asserts that: OTS never told them to submit a reasoned legal opinion to support their Applications; that the Applications did contain a discussion of the relevant law; and that the Request contains a discussion that demonstrates that corporate law would permit the proposed bylaw. Columbia's assertion misses the point and does not compel OTS to reconsider its prior decision. OTS did not specifically direct Columbia to submit a reasoned legal opinion. However, Applications Handbook Section 410, Bylaw Amendments, Application Filing, notes that a legal opinion might be necessary to support bylaw amendments that, like those in the instant case, contain antitakeover provisions. The applicants were free to make any submission they chose but simply did not file a reasoned legal opinion.[9] In addition, the statements about the law contained in Columbia's initial submission did not constitute an opinion of counsel and were not in any sense a reasoned legal opinion. Moreover, to the extent that there is legal analysis contained in either the original submission or the Request, it does not demonstrate that the specific integrity provision proposed would be acceptable.

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[8]   66 FR 15017, March 15, 2001.

[9]   Indeed, Columbia did not submit such an opinion to support the Applications even after they were informed that OTS staff believed that the proposed amendments were unacceptable and Columbia insisted on the matter being processed for a final agency decision.

In any event, even if general state corporate law would permit the proposed bylaw, OTS as both the chartering authority and the federal regulator of savings associations is not required to permit everything state laws might otherwise permit.

Geographic Limitation

Columbia argues that OTS's concern regarding possible problems facing Columbia is based on hypothetical situations that have no basis in reality. We disagree. The current financial crisis has again made clear that the fact that an institution is well capitalized at one point in time is no guarantee that it will never run into financial difficulties. Over the past two years, several institutions experienced significant declines in capital, with some going from adequately capitalized to critically undercapitalized in just a few months. While some of the institutions that experienced material declines in capital ultimately failed, some were able to secure capital infusions that significantly improved their positions. Some of those infusions came from persons or entities that were not located in the same state as the institution, and involved the relevant party obtaining board representation. As the regulator of savings associations, OTS is obligated to consider what may occur and attempt to ensure that such events will not result in an institution's failure. Because the proposed bylaw could act as an impediment to resolving a significant problem at the institution should one occur, OTS concludes that the bylaw is not appropriate.

Columbia asserts that the bylaw would not prevent necessary action in the case of an emergency because Columbia would immediately amend its bylaws to remove the requirement that all board members reside in New Jersey, should such a situation arise. Columbia could amend its bylaws to add a member outside New Jersey, if Columbia's management were to recognize that it was in a troubled condition and that it had limited options to deal with that situation. However, Columbia's management may not fully recognize or comprehend the severity of the situation or the options available to overcome a problem, or that management may believe there are other ways to address the problem, and therefore, may resist amending the bylaws to bring in new management. Should OTS, as the savings association's regulator, determine a problem had arisen, in our opinion, the agency needs to be able to ensure that the problem is quickly resolved.

In addition, the bylaws, as a public statement that only New Jersey residents may serve on the boards of the Columbia entities, may deter persons with the necessary experience or capital from coming forward to offer to assist Columbia at a time when it would need their assistance.

Columbia also argues that within the New Jersey population there are sufficient persons with the necessary expertise to deal with any business crisis that might arise, and that therefore, there is no need to permit other persons to join the board. Unfortunately, there is no way to know in advance whether persons with the necessary expertise and/or capital who are residents of New Jersey will come forward at a time of need. If a New Jersey resident with the necessary expertise does come forward, the absence of the proposed bylaw would not prevent Columbia from accepting that person's assistance rather than comparable assistance from someone else who is not a resident of New Jersey. However, if such a person from New Jersey did not come forward, such a proposed bylaw could prevent others from coming forward.

Columbia asserts that a bylaw limiting board membership to residents of New Jersey is in the best interests of the Columbia entities and their stakeholders, because most of Columbia's deposits are derived from and loans are made in New Jersey. However, the assertion that most of Columbia's deposit and loan business is in New Jersey, even if true, does not compel the conclusion that it is appropriate for Columbia to restrict membership on any of its boards to residents of New Jersey. First, as noted previously, Columbia's boards of directors, stockholders and members control who can be elected to those boards and they can choose to elect only persons who are residents of New Jersey, regardless of where Columbia originates its loans or collects its deposits. Second, Columbia has not demonstrated that only current New Jersey residents know how to do business in New Jersey. Indeed, OTS has previously dealt with this issue in the context of newly formed institutions and concluded that if more than half of the board members reside in the state where the institution has its home office, that level of local involvement in management provides sufficient local knowledge and contacts to help the institution prosper. See, 12 C.F.R. § 543.3(d)(1).

Columbia also asserts that OTS's position is inconsistent with corporate law and the proposed bylaws should be approved as an exercise of the board's business judgment. While general corporate law might permit a corporation to limit board membership to persons resident in a particular state, Columbia operates in a highly regulated industry and OTS has a responsibility to supervise regulated entities so as to protect the deposit insurance fund from potential failures. In addition, OTS regulations provide that institutions may rely on the corporate governance procedures of Delaware law or the MBCA or the institution's state law "only to the extent not inconsistent with applicable federal statutes, regulations and safety and soundness..." See, 12 C.F.R. §§ 544.5(c)(3) and 552.5(a).

Columbia also asserts that OTS regulations authorize inclusion of director qualifications in the bylaws and that therefore their proposed director qualification provisions should be allowed. OTS regulations authorizing director qualifications are quite specific. See, 12 C.F.R. §§ 544.5(b)(15) and 552.6-1(k) on age limitations, OTS Form 1518 Model Bylaws for Stock Associations Article III, Section 4. Qualification (directors must own 100 shares unless the Association is wholly owned); see also 543.3(d) Composition of the Board of Directors. The regulations are not an open-ended invitation to put in any qualifications an institution desires.

Finally, Columbia asserts that if Columbia were to go to the public markets for capital, OTS regulations would prohibit selling an interest to an investor in an amount that would warrant a board seat as part of such an investment, and therefore, OTS reasoning is not pertinent to Columbia's situation. In the event Columbia were to go to the public markets as part of a

standard mutual holding company minority stock offering, OTS regulations permit a single acquirer to acquire up to 10 percent of the voting stock of the Columbia mid-tier holding company's common stock in the offering. See, 12 C.F.R. § 563b.385 and Part 574. Whether such an investment would warrant electing the person to the board would depend on the circumstances at the time. Moreover, in the case of a transaction that is undertaken for supervisory reasons, OTS regulations provide for greater flexibility, and it is conceivable that an investor could acquire an interest that would warrant a board seat.

Conclusion

OTS has reconsidered its previous denial of the Applications, and, based on the foregoing analysis, hereby reaffirms its denial of the Applications.

By order of the Acting Director of the Office of Thrift Supervision, or his designee, effective January 14, 2010.

G. N. Gardineer
Grovetta N. Gardineer
Managing Director
Corporate & International Activities